3-13-02

02026501

201283

1 - 06665

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

March 13, 2002

TALISMAN ENERGY INC.
Commission File No. 1-6665
[Translation of registrant's name into English]

3400, 888 - 3rd Street S.W.,
Calgary, Alberta, Canada, T2P 5C5
[Address of principal executive offices]

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F ___ Form 40-F ___X___

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ________ No ___X___

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b):
82 - ________________________.]

TALISMAN
ENERGY

TALISMAN ENERGY INC.
Suite 3400, 888 - 3rd Street S.W.
Calgary, Alberta T2P 5C5
Christine D. Lee, Assistant Corporate Secretary
Tel: (403)237-1184
Fax: (403)231-3633
File No.: 27-8-13

March 12, 2002

<u>VIA SEDAR</u>

Alberta Securities Commission
British Columbia Securities Commission
Saskatchewan Securities Commission
The Manitoba Securities Commission
Ontario Securities Commission
Registrar of Securities, Northwest Territories
Registrar of Securities, Yukon
Registrar of Securities, Nunavut
Commission des valeurs mobilières du Québec
Nova Scotia Securities Commission
Securities Administration Branch, Province of New Brunswick
Department of Community Affairs and Attorney General, Prince Edward Island
Securities Commission of Newfoundland and Labrador

Dear Sirs/Mesdames:

Re: Talisman Energy Inc. - Preliminary Short Form Prospectus dated March 12, 2002

We are writing in connection with a preliminary short form prospectus of Talisman Energy Inc. ("Talisman") dated March 12, 2002 (the "Preliminary Prospectus") relating to the issuance of up to $500,000,000 of unsecured debentures.

Talisman has elected to file the Preliminary Prospectus under National Policy 43-201 (the "MRRS Policy"). Pursuant to section 3.2 of the MRRS Policy, Talisman determines the Alberta Securities Commission to be the principal regulator for the purposes of this filing.

In connection with the filing of the Preliminary Prospectus, please find enclosed the following documents:

1. the Preliminary Prospectus (English) dated March 12, 2002;

2. the Preliminary Prospectus (French) dated March 12, 2002;

3. a qualification certificate of Talisman certifying the criteria on which Talisman is relying in order to be qualified to file a short form prospectus pursuant to National Instrument 44-101;

4. a letter executed by an officer of Talisman confirming the matters set forth in section 7.2 of the MRRS Policy;

5. a working paper explaining the calculation of the consolidated financial ratios included in the Preliminary Prospectus; and

6. the prescribed filing fees.

We trust you will find the foregoing satisfactory and will issue the preliminary MRRS Decision Document.

If you have any questions or comments, please contact me.

Yours truly,

TALISMAN ENERGY INC.

"Christine D. Lee"
Christine D. Lee
Assistant Corporate Secretary

PB/CDL
Encls.

Base Shelf Prospectus

Preliminary Short Form Prospectus Dated March 12, 2002

A copy of this preliminary short form prospectus has been filed with the securities regulatory authorities in each of the provinces and territories of Canada but has not yet become final for the purpose of the sale of securities. Information contained in this preliminary short form prospectus may not be complete and may have to be amended. The securities may not be sold until a receipt for the short form prospectus is obtained from the securities regulatory authorities.

This short form prospectus has been filed under legislation in all provinces and territories of Canada that permits certain information about these securities to be determined after this prospectus has become final and that permits the omission from this prospectus of that information. The legislation requires the delivery to purchasers of a prospectus supplement containing the omitted information within a specified period of time after agreeing to purchase any of these securities.

This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. *These securities have not been and will not be registered under the United States Securities Act of 1933. Accordingly, subject to certain exceptions, these securities may not be offered or sold within the United States and this prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of these securities within the United States. See "Plan of Distribution".*

Information has been incorporated by reference in this prospectus from documents filed with securities commissions or similar authorities in Canada. *Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Talisman Energy Inc. at Suite 3400, 888 - 3rd Street S.W., Calgary, Alberta, T2P 5C5 (telephone (403) 237-1234). For the purpose of the Province of Quebec, this simplified prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from the Corporate Secretary of Talisman Energy Inc. at the above-mentioned address and telephone number.*

TALISMAN
ENERGY

$500,000,000
Debentures
(unsecured)

Talisman Energy Inc. ("Talisman" or the "Corporation") may from time to time offer debentures (the "Debentures") hereunder in one or more series in aggregate principal amount up to $500,000,000 (or the equivalent in other currencies at the time of issue), or, if any Debentures are offered at an original issue discount, such greater amount as shall result in an aggregate offering price of up to $500,000,000 (or the equivalent in other currencies at the time of issue), during the twenty-five month period that this short form prospectus, including any amendments hereto, remains valid. Debentures of a particular series will be offered to the public at a price and on terms determined by market conditions at the time of issue and may be offered directly by Talisman or through agents or underwriters.

The specific terms of any offering of Debentures (including the aggregate principal amount, specific designation, currency of issue (if other than Canadian dollars), the issue and delivery date, the maturity date, rate of interest (either fixed or floating and, if floating, the manner of calculation thereof), any redemption, sinking fund, refunding, conversion and other provisions applicable to a particular series of Debentures, the names of the agents or underwriters, if any, the fee or other remuneration payable to such agents or underwriters and credit rating information) will be set forth in a prospectus supplement or supplements which will accompany this base shelf prospectus.

There is no market through which these securities may be sold and purchasers may not be able to resell securities purchased under this short form prospectus. Unless otherwise specified in the applicable prospectus supplement, the Debentures will not be listed on any securities exchange.

TABLE OF CONTENTS

DOCUMENTS INCORPORATED BY REFERENCE

The following documents, which have been filed with the securities commission or similar authority in each of the provinces and territories of Canada, are specifically incorporated by reference in, and form an integral part of, this short form prospectus provided that such documents are not incorporated by reference to the extent that their contents are modified or superseded by a statement contained in this short form prospectus or in any other subsequently filed document that is also incorporated by reference in this short form prospectus:

A. Annual Information Form of the Corporation dated March 5, 2002, (which incorporates by reference Management's Discussion and Analysis for the year ended December 31, 2001);

B. comparative audited consolidated financial statements of the Corporation, including the notes thereto, for the year ended December 31, 2001, together with the auditor's report thereon; and

C. Management Proxy Circular of the Corporation dated March 6, 2001, excluding those portions thereof which appear under the headings "Management Succession and Compensation Report" and "Performance Graph".

Any documents of the type referred to above, any material change reports (excluding confidential material change reports) and any interim comparative unaudited consolidated financial statements (together with disclosure under the headings "Management's Discussion and Analysis", "Product Netbacks" and "Consolidated Financial Ratios" contained in interim reports) filed by Talisman with securities commissions or similar regulatory authorities in the relevant provinces and territories of Canada after the date of this short form prospectus and prior to the termination of any offering hereunder shall be deemed to be incorporated by reference into this short form prospectus.

Upon a new Annual Information Form and the related annual financial statements and related Management Discussion and Analysis being filed by Talisman with, and where required, accepted by, the applicable securities regulatory authorities during the currency of this short form prospectus, the previous Annual Information Form, the previous annual financial statements and Management's Discussion and Analysis and all interim financial statements and material change reports filed prior to the commencement of Talisman's financial year in which the new Annual Information Form is filed shall be deemed no longer to be incorporated into this short form prospectus for purposes of future offers and sales of Debentures hereunder.

A prospectus supplement or supplements containing the specific terms of an offering of Debentures will be delivered to purchasers of such Debentures together with this short form prospectus and will be deemed to be incorporated by reference into this short form prospectus as of the date of the prospectus supplement solely for the purposes of the offering of the Debentures covered by that prospectus supplement.

Any statement contained in this short form prospectus or in a document (or part thereof) incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded, for purposes of this short form prospectus, to the extent that a statement contained in this prospectus or in any subsequently filed document (or part thereof) that also is, or is deemed to be, incorporated by reference herein modifies or supersedes that statement. Any statement so modified or superseded shall not be deemed, except as modified or superseded, to constitute a part of this prospectus. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document which it modifies or supersedes.

THE CORPORATION

Talisman is an independent, Canadian-based, international upstream oil and gas company whose main business activities include exploration, development, production and marketing of crude oil, natural gas and natural gas liquids. The Corporation's production comes from Canada, the North Sea, Indonesia, Malaysia/Vietnam and Sudan. The Corporation is also conducting exploration in Algeria, Trinidad, Colombia and the United States.

Talisman continually investigates strategic acquisitions and other business opportunities, some of which may be material. In connection with any such transaction, Talisman may issue debt or issue equity.

The Corporation is incorporated under the *Canada Business Corporations Act* and its registered and principal office is located at Suite 3400, 888 – 3rd Street S.W., Calgary, Alberta, T2P 5C5, Canada.

Intercorporate Relationships

Information with respect to the Corporation's principal subsidiaries is contained in the Corporation's Annual Information Form, which is incorporated by reference herein.

USE OF PROCEEDS

Unless otherwise indicated in an applicable prospectus supplement, the net proceeds from the sale of Debentures will be used for general corporate purposes relating to the Corporation's areas of operations. The net proceeds may also be used for the repayment of existing indebtedness. The amount of net proceeds to be used for any such purpose will be set forth in an applicable prospectus supplement. The Corporation may, from time to time, issue debt instruments and incur additional indebtedness otherwise than through the issue of Debentures pursuant to this short form prospectus. The Corporation may invest funds that it does not immediately use in the short-term marketable investment grade securities.

As a requirement of the Corporation's credit facility relating to its acquisition of Lundin Oil AB, any proceeds received by the Corporation from a debt financing, which would include an issue of Debentures under this short form prospectus must first be applied against any outstanding borrowings under this credit facility.

PLAN OF DISTRIBUTION

The Corporation may offer and sell Debentures to one or more purchasers directly or through agents or underwriters designated from time to time. Only those agents or underwriters named in a prospectus supplement will be the agents or underwriters in connection with the Debentures offered thereby.

A prospectus supplement accompanying this short form prospectus will set forth the terms of the offering, including the name or names of any agents or underwriters, any fees or other remuneration to be paid to such agents or underwriters in connection with the offering, the initial public offering price (or the manner of determination thereof if offered on a non-fixed price basis) and the proceeds to the Corporation.

The Debentures have not been and will not be registered under the *United States Securities Act of 1933* (the "Securities Act") and may not be offered or sold within the United States except in certain transactions exempt from the registration requirements of the Securities Act, including, if contemplated in a prospectus supplement, transactions under Rule 144A under the Securities Act. Any agents or underwriters will agree not to buy or offer to buy, to sell or offer to sell or to solicit any offer to buy any Debentures as part of any distribution under this short form prospectus in the United States, its territories and possessions, or from or to residents thereof, except pursuant to an exemption under the Securities Act. Any agents or underwriters will agree to obtain similar undertakings from each member of any banking or selling group formed in connection with the distribution of Debentures. In addition, until 40 days after the commencement of the offering of a series or issue of Debentures, an offer or sale of

Debentures of that series or issue within the United States by any dealer (whether or not participating in the offering) may violate the registration requirements of the Securities Act.

Any underwriters or agents to or through whom Debentures are sold by the Corporation for public offering and sale may make a market in the Debentures, but such underwriters or agents will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given that a trading market in any of the Debentures will develop or as to the liquidity of any trading market for the Debentures.

INTEREST AND ASSET COVERAGE

The following interest and asset coverages are calculated on a consolidated basis as at December 31, 2001 (in the case of asset coverage) and for the twelve-month period then ended (in the case of interest coverage), and are based on audited financial information. These coverages do not give effect to any offering of the Debentures.

Interest coverage (times):	
Income[1]	8.45
Cash Flow[2]	18.78
Asset coverage (times):	
Before deduction of deferred income taxes and deferred credits[3]	3.32
After deduction of deferred income taxes and deferred credits[4]	2.42

1. Net income plus income taxes and interest expense; divided by interest expense and capitalized interest.
2. Cash flow plus current income taxes and interest expense; divided by interest expense and capitalized interest.
3. Total assets minus current liabilities; divided by long-term debt.
4. Total assets minus current liabilities and long-term liabilities excluding long-term debt; divided by long-term debt.
5. Preferred securities are classified as equity and the related charges have been excluded from interest expense.

DESCRIPTION OF DEBENTURES

The following description of the Debentures is a summary of certain of their material attributes and characteristics which does not purport to be complete and is subject to the detailed provisions of the Trust Indenture (defined below) to which reference is hereby made for a full description of such provisions, including the definition of certain terms used herein, and for other references regarding the Debentures.

General

The Debentures will be issued under a trust indenture dated as of November 24, 1997 between Talisman and Computershare Trust Company of Canada (the "Trustee") as supplemented and as may be further supplemented from time to time (the "Trust Indenture"). The aggregate principal amount of the Debentures authorized under the Trust Indenture is unlimited and Debentures may be issued from time to time in one or more series thereunder. The Debentures will be direct, unsecured and unsubordinated obligations of Talisman, and will rank *pari passu*, except as to sinking funds, with all other unsecured and unsubordinated indebtedness of the Corporation.

The particular terms of each issue of Debentures, as well as any modifications of or additions to the general terms of the Debentures as described herein that may be applicable in the case of a particular issue of Debentures, will be described in a prospectus supplement relating to that issue of Debentures. Reference is made to the prospectus supplement or supplements for the specific terms of any offering of Debentures, including the aggregate principal amount, specific designation, currency of issue (if other than Canadian dollars), the issue and delivery date, the maturity date, rate of interest (either fixed or floating and, if floating, the manner of calculation thereof) and any redemption, sinking fund, refunding, conversion and other provisions applicable to a particular series of Debentures.

Form, Denomination, Exchange and Transfer

Debentures may be issued in registered form without coupons (registered as to both principal and interest) or with coupons registered as to principal only, or in bearer form with or without coupons. Unless otherwise specified in the applicable prospectus supplement, Debentures will be issuable in denominations of $1,000 and integral multiples of $1,000. Debentures of any series may be issued in whole or in part in the form of one or more global debentures ("Global Debentures") registered in the name of a designated clearing agency (a "Depositary") or its nominee and held by or on behalf of the Depositary in accordance with the terms of the Trust Indenture. The specific terms of the depositary arrangement with respect to any series of Debentures to be represented by a Global Debenture will be described in the prospectus supplement relating to such series.

Debentures of any authorized form or denomination issued under the Trust Indenture may be exchanged for Debentures of any other authorized form or denomination or denominations, any such exchange to be for an equivalent aggregate principal amount of Debentures of the same series, carrying the same rate of interest and same redemption and other provisions as the Debentures so exchanged. Transfers or exchanges of Debentures of any series may be made at the corporate trust offices of the Trustee in the City of Calgary or other registrar where a register is maintained for the Debentures pursuant to the Trust Indenture and at such other places as may from time to time be designated by the Corporation with the approval of the Trustee. Unless otherwise specified in the applicable prospectus supplement, the Trustee will be the registrar and transfer agent for the Debentures issued under the Trust Indenture. A service charge may be made for any transfer or exchange of Debentures. Also, Talisman and the Trustee may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

Payment of Interest and Principal

The Corporation will pay the principal of and premium, if any, and interest on Debentures at the dates and places, in the currencies and in the manner described in the Debentures and in the coupons, if any, pertaining thereto. As interest becomes due on any fully registered Debenture (except at maturity or on redemption, when interest may at the option of the Corporation be paid only upon surrender of such Debenture), the Corporation, either directly or through the Trustee, will send, at least three days prior to each interest payment date, by prepaid ordinary mail, a cheque, or by electronic funds wire or other transmission of immediately available funds for credit to the commercial bank and account of the recipient, an amount, for such interest (less any tax required to be withheld therefrom) payable to the order of the then registered holder of such Debenture and addressed to such holder at such holder's last address appearing on the register. In the event of non-receipt of any cheque for interest by the person to whom it is sent in accordance with the Trust Indenture, the Corporation or the Trustee will issue to such person a replacement cheque for a like amount upon being furnished with such evidence of non-receipt as it shall reasonably require.

Payments on Debentures represented by a Global Debenture registered in the name of a Depositary or its nominee will be made to such Depositary or its nominee, as the case may be, as the registered owner of such Global Debenture. None of the Corporation, the Trustee or any paying agent for such Debentures will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in such Global Debenture or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

Events of Default

Unless otherwise specified in the applicable prospectus supplement, the following are events of default ("Events of Default") under the Trust Indenture in relation to the Debentures issued thereunder:

(i) failure by Talisman to pay the principal or premium, if any, when due and if continuing for a period of four days after written notice of the default has been provided to Talisman by the Trustee;

(ii) failure by Talisman to pay any interest when due on any Debenture or on any sinking fund payment and if continuing for a period of 30 days after written notice of the default has been provided to Talisman by the Trustee;

(iii) certain events of bankruptcy, insolvency or analogous proceedings;

(iv) if any process of execution be enforced or levied upon any of the property of Talisman or a Restricted Subsidiary (as defined below) and such property has a net book value in excess of the greater of $50,000,000 and 2% of the Equity (as defined below) of the Corporation or the equivalent thereof in any other currency and such process remains unsatisfied for a period of 60 days, as to movable or personal property, or 90 days, as to immovable or real property, provided that such process is not in good faith disputed by the Corporation or such Restricted Subsidiary, or, if so disputed, the Corporation shall not have given evidence satisfactory to the Trustee that it or such Restricted Subsidiary has available a sum sufficient to pay in full the amount claimed in the event that it shall be held to be a valid claim;

(v) failure by Talisman or a Restricted Subsidiary to make any payment at maturity, including any applicable grace period, in respect of any issue of Indebtedness for Borrowed Money (as defined below) in any aggregate amount in excess of the greater of $50,000,000 and 2% of the Equity of the Corporation or the equivalent thereof in any other currency, and if continuing for a period of 30 days after written notice of the default has been provided to Talisman by the Trustee, or to Talisman and the Trustee by the holders of not less than 25% in aggregate principal amount of the outstanding Debentures;

(vi) if a default with respect to any Indebtedness for Borrowed Money of Talisman or any Restricted Subsidiary occurs, which default results in the acceleration of such Indebtedness for Borrowed Money in an aggregate amount in excess of the greater of $50,000,000 and 2% of the Equity of the Corporation or the equivalent thereof in any other currency without such Indebtedness for Borrowed Money having been discharged or such acceleration having been cured, waived, rescinded or annulled for a period of 30 days after written notice of the default has been provided to Talisman by the Trustee, or to Talisman and the Trustee by the holders of not less than 25% in aggregate principal amount of the outstanding Debentures; and

(vii) default by Talisman in the performance or observance of any other covenant or condition contained in the Trust Indenture continuing for a period of 60 days (or such shorter or longer period as may be determined in accordance with the Trust Indenture) after written notice has been given to Talisman by the Trustee specifying the default and requiring Talisman to remedy the same, provided that such period of 60 days shall be reduced to five days from written notice by the Trustee to the Corporation if the Trustee is reasonably of the view that the Corporation cannot make good such default.

Additional Events of Default may be established for a particular series of Debentures issued under the Trust Indenture.

The Trust Indenture provides that if an Event of Default has occurred the Trustee may, in its discretion, and shall upon the requisition in writing of the holders of not less than 25% in principal amount of outstanding Debentures, declare the principal and interest on all Debentures outstanding under the Trust Indenture to be due and payable immediately. However, the holders of not less than 66 2/3% in principal amount of all Debentures outstanding (or, if the Event of Default has occurred with respect only to one or more series of Debentures, 66 2/3% of the principal amount of Debentures of such series outstanding), or the Trustee (if in the Trustee's opinion the default shall have been cured or adequately satisfied), may cancel the acceleration and waive the Event of Default. Such power of Debenture holders to waive defaults is in addition to and subject to the powers exercisable by extraordinary resolution. See "Modification" below.

The Trust Indenture provides that if Talisman fails to pay promptly any principal, premium and interest declared by the Trustee to be due and payable following an Event of Default, the Trustee may in its discretion or shall upon the requisition in writing of the holders of not less than 25% in principal amount of outstanding Debentures and upon being indemnified to its reasonable satisfaction against all costs, expenses and liabilities to be incurred, proceed to obtain or enforce payment of the amounts due and payable together with other amounts due under the Trust Indenture by such proceedings as are authorized under the Trust Indenture or by law or equity. Holders of Debentures issued under the Trust Indenture may not institute any action or proceeding or exercise any other remedy authorized by the Trust Indenture or the Debentures except as provided in the Trust Indenture.

The Corporation and any successor corporation is liable for payment of the principal of and premium, if any, and interest on the Debentures. Each holder of Debentures outstanding from time to time under the Trust Indenture and the Trustee waive and release any right, cause of action or remedy now or hereafter existing in any jurisdiction against any past, present or future incorporator, shareholder, director, officer or employee of Talisman but not against the Corporation or any successor corporation for the payment of the principal of and premium, if any, and interest on the Debentures or on any covenant, agreement, representation or warranty by Talisman contained in the Trust Indenture or in the Debentures.

Negative Pledge

The Corporation covenants and agrees in the Trust Indenture that except for Permitted Encumbrances (as defined below), the Corporation shall not create, incur, assume or suffer to exist, nor shall it allow or permit any Restricted Subsidiary (as defined below) to create, incur, assume or suffer to exist, any Security Interest (as defined below) upon or with respect to any of its properties, assets or undertaking whether now owned or hereafter acquired.

Definitions

The Trust Indenture contains the following definitions:

"*Consolidated Assets*" means the aggregate amount of the assets of the Corporation as set forth in the Corporation's most recent consolidated financial statements prepared in accordance with Generally Accepted Accounting Principles;

"*Current Assets*" means current assets as determined in accordance with Generally Accepted Accounting Principles;

"*Equity*" means, as to any corporation, the shareholders' equity appearing in the corporation's most recent consolidated financial statements prepared in accordance with Generally Accepted Accounting Principles;

"*Generally Accepted Accounting Principles*" means generally accepted accounting principles which are in effect from time to time in Canada;

"*Indebtedness*", as to any corporation, means, without duplication, all items of indebtedness or liability which in accordance with Generally Accepted Accounting Principles would be considered to be indebtedness or liabilities of such corporation as at the date of which indebtedness is to be determined, including Indebtedness for Borrowed Money;

"*Indebtedness for Borrowed Money*" as to any corporation, means, without duplication, the full amount of all liabilities of such corporation for the repayment, either in money or in property, of borrowed money, and the full amount of liabilities of others for the repayment, either in money or in property, of borrowed money, guaranteed or endorsed (otherwise than for purposes of collection) by such corporation, or which such corporation is obligated, contingently or otherwise, to purchase, or on which such corporation is otherwise contingently liable, provided that a contingent liability for borrowed money shall only constitute Indebtedness for Borrowed Money where the amount thereof is recorded as a liability in the most recent consolidated financial statements of such corporation in accordance with Generally Accepted Accounting Principles;

"*Permitted Encumbrances*" means any of the following:

(i) liens for taxes, assessments or governmental charges which are not due or delinquent, or the validity of which the Corporation or any Restricted Subsidiary shall be contesting in good faith;

(ii) liens for any judgments rendered, or claims filed, against the Corporation or any Restricted Subsidiary which the Corporation or such Restricted Subsidiary shall be contesting in good faith;

(iii) liens, privileges or other charges imposed or permitted by law such as carriers' liens, builders' liens, materialmen's liens and other liens, privileges or other charges of a similar nature which relate to obligations which are not due or delinquent;

(iv) undetermined or inchoate liens arising in the ordinary course of and incidental to construction or current operations of the Corporation or any Restricted Subsidiary which relate to obligations which are not due or delinquent, or the validity of which the Corporation or the Restricted Subsidiary shall be contesting in good faith;

(v) encumbrances incurred or created in the ordinary course of business and in accordance with sound industry practice in respect of the joint development, operation or present or future abandonment of properties or related production or processing facilities as security in favour of any other owner or operator of such assets for the Corporation's or any Restricted Subsidiary's portion of the costs and expenses of such development, operation or abandonment provided that such costs or expenses are not due or delinquent;

(vi) liens for penalties arising under non-participation provisions of operating or similar agreements in respect of the Corporation's or any Restricted Subsidiary's properties;

(vii) easements, rights-of-way, servitudes, zoning or other similar rights or restrictions in respect of land held by the Corporation or any Restricted Subsidiary (including, without limitation, rights-of-way and servitudes for railways, sewers, drains, pipe lines, gas and water mains, electric light and power and telephone or telegraph or cable television conduits, poles, wires and cables) which are in existence on the date of execution of the Trust Indenture or which do not, either alone or in the aggregate, materially detract from the value of such land or materially impair its use in the operation of the business of the Corporation or of any such Restricted Subsidiary;

(viii) liens incurred in the ordinary course of the oil and gas business in respect of take or pay obligations under gas sales contracts;

(ix) royalties, gross overriding royalties or other similar burdens on production in the ordinary course of business affecting the Corporation's or any Restricted Subsidiary's properties, or encumbrances in respect of same;

(x) security given to a public utility or any municipality or governmental or other public authority when required by such utility, municipality or authority in connection with the operations of the Corporation or any Restricted Subsidiary, to the extent such security does not materially detract from the value of any material part of the property of the Corporation or any such Restricted Subsidiary;

(xi) cash or marketable securities deposited in connection with bids or tenders, or deposited with a court as security for costs in any litigation, or to secure workmen's compensation or unemployment insurance liabilities;

(xii) reservations, limitations or provisos expressed in or affecting any grant of real or immovable property or any interest therein;

(xiii) liens on cash or marketable securities of the Corporation or any Restricted Subsidiary granted in the ordinary course of business in connection with:

A. any currency swap agreements, forward exchange rate agreements, foreign currency futures or options, exchange rate insurance and other similar agreements or arrangements;

B. any interest rate swap agreements, forward rate agreements, interest rate cap or collar agreements or other similar financial agreements or arrangements; or

C. any agreements or arrangements entered into for the purpose of hedging product prices;

(xiv) pre-existing encumbrances on assets when acquired or when the owner thereof becomes a Restricted Subsidiary, or encumbrances given by such Restricted Subsidiary on other assets of such Restricted Subsidiary in compliance with obligations under trust deeds or other instruments entered into prior to its becoming a Restricted Subsidiary;

(xv) Purchase Money Mortgages;

(xvi) security in respect of Current Assets given in the ordinary course of business to any financial institution to secure any Indebtedness payable on demand or maturing (including any right of extension or renewal) 18 months or less after the date such Indebtedness is incurred or the date of any renewal or extension thereof;

(xvii) security given by the Corporation in favour of a Restricted Subsidiary or by a Restricted Subsidiary in favour of the Corporation or another Restricted Subsidiary;

(xviii) security in respect of transactions such as the sale (including any forward sale) or other transfer, in the ordinary course of business, of:

A. oil, gas or other minerals, whether in place or when produced, for a period of time until, or in an amount such that, the purchaser will realize therefrom a specified amount of money (however determined) or a specified amount of such minerals; or

B. any other interests in property of a character commonly referred to as a "production payment";

(xix) security in respect of Indebtedness incurred, assumed or guaranteed by the Corporation or any Restricted Subsidiary that is incurred, assumed or guaranteed in connection with the acquisition, construction or development of a particular asset or assets, including security in respect of the shares or Indebtedness of a Subsidiary engaged directly or indirectly in the acquisition, construction or development of a particular asset or assets, provided that the grantees of such security have no recourse generally against any assets, property or undertaking of the Corporation or any Restricted Subsidiary except for the assets acquired, constructed or developed (and other *de minimis* assets associated therewith) or shares or Indebtedness of a Subsidiary, other than a Restricted Subsidiary, engaged directly or indirectly in such acquisition, construction or development;

(xx) extensions, renewals or replacements of all or part of any security permitted under paragraphs (i) to (xix) hereof provided that such security relates to the same property plus improvements, if any, and provided that the amount of Indebtedness secured thereby will not exceed the principal amount of such Indebtedness immediately prior to such extension, renewal or replacement; and

(xxi) security that would otherwise be prohibited (including any extensions, renewals or replacements thereof or successive extensions, renewals or replacements thereof), provided that the aggregate Indebtedness outstanding and secured under this paragraph (xxi) does not (calculated at the time of the giving of security on the Indebtedness and not at the time of any extension, renewal or replacement thereof) exceed an amount equal to the greater of 5% of Consolidated Assets and $100,000,000 (or the equivalent thereof in any other currency);

"*Purchase Money Mortgage*" means a mortgage, charge or other lien on or against any property securing any Purchase Money Obligation for such property;

"*Purchase Money Obligation*" means any Indebtedness created or assumed as part of the purchase price of real or tangible personal property, whether or not secured, any extensions, renewals or refundings of any such Indebtedness, provided that the principal amount of such Indebtedness outstanding on the date of such extension, renewal or refunding is not increased and further provided that any security given in respect of such Indebtedness shall not extend to any property other than the property acquired in connection with which such Indebtedness was created or assumed and fixed improvements, if any, erected or constructed thereon;

"*Restricted Subsidiary*" means:

(i) any Subsidiary of the Corporation which owns oil or natural gas properties, or interests therein, in Canada, the United Kingdom or the United States, or refining or manufacturing facilities, or interests therein, in Canada, the United Kingdom or the United States, related to the refining or manufacture of petroleum hydrocarbons, petrochemicals, the constituents thereof or the derivatives therefrom, which assets represent not less than the greater of 5% of Consolidated Assets and $50,000,000 (or the equivalent thereof in any other currency), excluding however any Subsidiary if the amount of Talisman's share of the Equity therein does not at the time exceed 2% of the Equity of Talisman, and

(ii) any Subsidiary of the Corporation designated as a Restricted Subsidiary from time to time in the form of designation provided for under the Trust Indenture (a "Designation"), which Designation may not be revoked;

provided that notwithstanding anything in the Trust Indenture to the contrary, (i) a Restricted Subsidiary shall cease to be a Restricted Subsidiary when it ceases to be a Subsidiary for any reason, (ii) any Subsidiary to which assets held by a Restricted Subsidiary, having a value equal to or greater than 5% of the assets of the Restricted Subsidiary, are, directly or indirectly, transferred, other than for fair value, shall itself be deemed to be a Restricted Subsidiary; and (iii) a Restricted Subsidiary shall cease to be a Restricted Subsidiary when the assets thereof represent less than the greater of 5% of Consolidated Assets and $50,000,000 (or the equivalent thereof in any other currency) or if the amount of the Corporation's share of the Equity therein does not at the time exceed 2% of the Equity of the Corporation;

Talisman Energy (UK) Limited, Talisman North Sea Limited, Petromet Resources Limited, and Talisman Energy Canada are currently the only Restricted Subsidiaries that obtain their status as Restricted Subsidiaries by virtue of the test set out in subsection (i) of the definition of Restricted Subsidiary. Currently, no Subsidiary is designated as a Restricted Subsidiary under subsection (ii) of the definition of Restricted Subsidiary.

"*Security Interest*" means any security by way of an assignment, mortgage, charge, pledge, lien, encumbrance, title retention agreement or other security interest whatsoever, howsoever created or arising, whether absolute or contingent, fixed or floating, perfected or not; provided, however, for greater certainty, "Security Interest" shall not include any security interest referred to in Section 1(1)(tt)(ii) of the *Personal Property Security Act* (Alberta);

"*Subsidiary*" means with respect to the Corporation, any company of which there are owned, directly or indirectly, by or for the Corporation or by or for any company in like relation to the Corporation, Voting Shares which in the aggregate, entitle the holders thereof to cast more than 50% of the votes which may be cast by the holders of all outstanding Voting Shares of such first mentioned company for the election or designation of directors, managing general partners or managing members, and includes any company in like relation to a Subsidiary; and

"*Voting Shares*" means shares of capital stock of any class or classes or other interests in the case of a partnership, as applicable, having general voting power under ordinary circumstances to elect directors, managers, managing partners in the case of a partnership, as applicable, trustees or similar controlling persons of a company.

Reorganization, Merger, Conveyance or Lease

Talisman shall not be restricted by the terms of the Trust Indenture from entering into any reconstruction, reorganization, consolidation, amalgamation, merger, transfer, sale, conveyance or other transaction whereby all or substantially all of its undertaking, property and assets would become the property of another corporation (the "successor corporation"), if: (i) the successor corporation shall have entered into an indenture supplemental to the Trust Indenture or other instruments which evidence the assumption by the successor corporation of all the obligations of Talisman under, and the covenant of the successor corporation to be subject to all the provisions of, the Trust Indenture; (ii) the Trustee is satisfied, and legal counsel to the Corporation is of the opinion, that such transaction is upon such terms as substantially to preserve and not to prejudice any of the rights and powers of the Trustee or of the holders of Debentures (including, in respect of any Debentures that may be convertible, the conversion rights of holders); (iii) there shall exist no condition or event either at the time of or immediately following such transaction, as to either Talisman or the successor corporation, which constitutes or would with the passage of time constitute an Event of Default under the Trust Indenture; and (iv) the successor corporation is lawfully entitled to acquire and operate the said undertaking, property and assets.

Satisfaction and Discharge

The Trust Indenture provides that the Corporation shall be deemed to have fully paid, satisfied and discharged the Debentures of any series when either (a) the Corporation has deposited with the Trustee trust funds for the purpose of making payment on the Debentures of such series an amount sufficient to discharge the entire amount of principal, premium, if any, and interest on the maturity date or any repayment date or redemption dates, as the case may be, of the outstanding Debentures of such series; or (b) the Corporation has deposited with the Trustee trust property for the purpose of making payment on the Debentures of such series in such amount of direct obligations of, or obligations the principal and interest of which are guaranteed by, the Government of Canada or a province thereof, which, together with the income to accrue thereon and reinvestment thereof, will be sufficient to pay and discharge the entire amount of principal and accrued and unpaid interest to the maturity date or any repayment date, as the case may be, of the outstanding Debentures of such series. Any such deposits shall be irrevocable and shall be made under the terms of an escrow and/or trust agreement in form and substance satisfactory to the Trustee. Any such deposits in respect of the Debentures of any series shall be denominated in the currency in which such series is denominated. Upon satisfaction of the foregoing conditions with respect to all outstanding Debentures, the terms and conditions of the Debentures, including the conditions with respect thereto contained in the Trust Indenture, shall no longer be binding upon or applicable to the Corporation.

Modification

The rights of a holder of Debentures issued under the Trust Indenture may be modified. For that purpose, among others, the Trust Indenture contains provisions for the holding of meetings of holders of securities (including Debentures) governed by the Trust Indenture and for rendering ordinary and extraordinary resolutions and instruments in writing passed or signed by the holders of a specified percentage of all outstanding securities binding upon the holders of all outstanding securities. Such resolutions, if they especially affect a series of Debentures issued under the Trust Indenture, will not be binding unless passed by the holders of more than 50% of the principal amount of the affected series (in the case of actions which must be taken or powers which must be exercised by ordinary resolution) or at least 66 2/3% of the principal amount of the affected series (in the case of actions which must be taken or powers which must be exercised by extraordinary resolution) voting at any meeting of security holders and such instruments in writing will not be binding unless signed by holders of at least 66 2/3% of the outstanding principal amount of the affected series.

Governing Law

The Trust Indenture and the Debentures will be governed by and construed in accordance with the laws of the Province of Alberta.

RISK FACTORS

Prospective purchasers of Debentures should consider carefully the risk factors set forth below as well as the other information contained in and incorporated by reference in this short form prospectus and in the applicable pricing supplement or other prospectus supplement.

A discussion of certain risks affecting Talisman in connection with its business is specifically provided in Talisman's annual Management's Discussion and Analysis, which is incorporated by reference into the Corporation's Annual Information Form, under the heading "Risks and Uncertainties". Additional risks associated with the Debentures are identified below.

Absence of Public Market for the Debentures

There is no public market for the Debentures and, unless otherwise specified in the applicable prospectus supplement, the Corporation does not intend to apply for listing of the Debentures on any securities exchange. If the Debentures are traded after their initial issue, they may trade at a discount from their initial offering prices depending on prevailing interest rates, the market for similar securities and other factors, including general economic conditions and the financial condition of the Corporation. There can be no assurance as to the liquidity of the trading market for the Debentures or that a trading market for the Debentures will develop.

Security Interest of Lenders; Indebtedness of Debentures

Although the Debentures are not subordinated to any other indebtedness, they are not secured. Although the Corporation's various debt instruments restrict secured indebtedness, such indebtedness may be incurred, subject to certain conditions. In addition, the Corporation's subsidiaries may incur indebtedness, subject to certain limitations. The Debentures will be effectively subordinated to creditors of the Corporation's subsidiaries, in that the right of the Corporation to participate as a stockholder in the distribution of the assets of any subsidiary upon any such distribution would be subject to the prior claims of the creditors of such subsidiary.

Foreign Currencies Risk

Debentures denominated or payable in foreign currencies may entail significant risk. These risks include, without limitation, the possibility of significant fluctuations in the foreign currency markets, the imposition or modification of foreign exchange controls and potential liquidity in the secondary market. These risks will vary depending upon the currency or currencies involved and will be more fully described in the applicable pricing supplement or other prospectus supplement.

Priority of Subsidiary Indebtedness; Consequences of Holding Corporation Structure

The Corporation carries on its business through corporate and partnership subsidiaries. The majority of the Corporation's assets are held in one or more corporate or partnership subsidiaries. The Corporation's results of operations and ability to service indebtedness, including the Debentures, are dependent upon the results of operations of these subsidiaries and the payment of funds by these subsidiaries to the Corporation in the form of loans, dividends or otherwise. The Corporation's subsidiaries will not have an obligation to pay amounts due pursuant to any Debentures or to make any funds available for payment of Debentures, whether by dividends, interest, loans, advances or other payments. In addition, the payment of dividends and the making of loans, advances and other payments to the Corporation by the Corporation's subsidiaries may be subject to statutory or contractual restrictions.

In the event of the liquidation of any corporate or partnership subsidiary, the assets of the subsidiary would be used first to repay the indebtedness of the subsidiary, including trade payables or obligations under any guarantees, prior to being used by the Corporation to pay the Corporation's indebtedness, including any Debentures. Such indebtedness and any other future indebtedness of the Corporation's subsidiaries would be structurally senior to the Debentures. The Trust Indenture does not limit the Corporation's ability or the ability of the Corporation's subsidiaries to incur additional unsecured indebtedness.

LEGAL MATTERS

Unless otherwise specified in the applicable prospectus supplement, legal matters in connection with the issuance of Debentures will be passed upon on behalf of Talisman by Macleod Dixon LLP, Calgary, Alberta.

The partners and associates of Macleod Dixon LLP as a group beneficially own, directly or indirectly, less than one percent of any class of securities of the Corporation.

PURCHASERS' STATUTORY RIGHTS

Securities legislation in certain of the provinces and territories of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt, or deemed receipt, of a prospectus and any amendment. In several of the provinces and territories, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages where the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province or territory for the particulars of these rights or consult with a legal advisor.

CERTIFICATE OF THE CORPORATION

Dated: March 12, 2002

This short form prospectus, together with the documents incorporated in this prospectus by reference, will, as of the date of the last supplement to this prospectus relating to the securities offered by this prospectus and the supplement(s), constitute full, true and plain disclosure of all material facts relating to the securities offered by this prospectus and the supplement(s) as required by the securities legislation of all provinces and territories of Canada and will not contain any misrepresentation likely to affect the value or the market price of the securities to be distributed.

"James W. Buckee"

James W. Buckee
President and Chief Executive Officer

"Michael D. McDonald"

Michael D. McDonald
Vice President, Finance and Chief Financial Officer

On behalf of the Board of Directors

"David E. Powell"

David E. Powell
Director

"Dale G. Parker"

Dale G. Parker
Director

NATIONAL INSTRUMENT 44-101

SHORT FORM PROSPECTUS

QUALIFICATION CERTIFICATE

The undersigned, M. Jacqueline Sheppard, Vice-President. Legal and Corporate Projects, and Corporate Secretary of Talisman Energy Inc. ("Talisman") hereby certifies, for and on behalf of Talisman in her capacity as an officer of Talisman and not in her personal capacity, that:

1. Talisman is a reporting issuer in Alberta and Talisman has been a reporting issuer in Alberta for the 12 calendar months preceding the date of the filing of its most recent annual information form ("AIF");

2. Talisman has a current AIF; and

3. the aggregate market value of the Talisman's equity securities, listed and posted for trading on an exchange in Canada, was $75,000,000 or more on a date within 60 days before the date hereof.

DATED this 12th day of March, 2002.

TALISMAN ENERGY INC.

By: "M. Jacqueline Sheppard"
M. Jacqueline Sheppard
Vice-President, Legal and Corporate Projects,
and Corporate Secretary

TALISMAN
ENERGY

TALISMAN ENERGY INC.
Suite 3400, 888 - 3rd Street S.W.
Calgary, Alberta T2P 5C5
Christine D. Lee, Assistant Corporate Secretary
Tel: (403)237-1184
Fax: (403)231-3633
File No.: 27-8-13

March 12, 2002

Alberta Securities Commission

Dear Sirs/Mesdames:

Re: Preliminary Short Form Prospectus of Talisman Energy Inc. ("Talisman")

In connection with the filing of the preliminary short form prospectus of Talisman dated March 12, 2002 (the "Preliminary Prospectus") and in accordance with section 7.2 of National Policy No. 43-201 (the "MRRS Policy"), Talisman confirms to the Alberta Securities Commission the following:

1. materials, including all required translations, have been filed with all non-principal regulators that have not opted out of the MRRS for the materials;

2. in respect of each jurisdiction in which the materials are filed, Talisman has filed or delivered all documents required to be filed or delivered under the local securities legislation and is not subject to a cease trade order issued by a local securities regulatory authority; and

3. in each jurisdiction in which the securities will be offered to purchasers, at least one underwriter that has signed the certificate is registered.

Terms used herein and not otherwise defined have the meanings ascribed thereto in the MRRS Policy.

With respect to the documents incorporated by reference in the Preliminary Prospectus, we advise that Talisman's Annual Information Form, Management's Discussion and Analysis and Annual Financial Statements were filed with the securities commissions through SEDAR on Monday, March 11, 2002.

Yours truly,

TALISMAN ENERGY INC.

Per: "Christine D. Lee"
Christine D. Lee
Assistant Corporate Secretary

Talisman Energy Inc.
Financial ratios working papers
December 31, 2001

Mar 07/2002
08:33 AM
($000)

	12 months to Dec/2001
(1) Interest coverage - income	
Net income	785,942
Add back: Future income taxes	71,912
Current income taxes	341,772
Interest on long-term debt	139,416
	1,339,042
(A) Total 12 months	1,339,042
Interest on ltd	139,416
Capitalized interest	19,050
(B) Interest on ltd + capitalized interest- 12 months	158,466
A / B	**8.45**
(2) Interest coverage - cash flow	
Cash flow	2,494,013
Add: Current income taxes	341,772
Interest on long-term debt	139,416
	2,975,201
(A) Total 12 months	2,975,201
Interest on ltd	139,416
Capitalized interest	19,050
(B) Interest on ltd + capitalized interest - 12 months	158,466
A / B	**18.78**

	As at Dec/2001
(3) Asset coverage - before future taxes and deferred credits	
Total assets	10,905,721
Current liabilities	(1,203,986)
Add back current portion of long-term debt	188,775
(A)	9,890,510
Long-term debt	2,793,748
Current portion of long-term debt	188,775
(B)	2,982,523
A / B	**3.32**
(4) Asset coverage - after future taxes and deferred credits	
Total assets	10,905,721
Current liabilities	(1,203,986)
Add back current portion of long-term debt	188,775
Deferred credits	(71,114)
Provision for future site restoration	(619,269)
Future income taxes	(1,989,079)
(A)	7,211,048
Long-term debt	2,793,748
Current portion of long-term debt	188,775
(B)	2,982,523
A / B	**2.42**

TALISMAN
ENERGY

NEWS RELEASE

TALISMAN FILES 2001 FINANCIAL STATEMENTS MANAGEMENT'S DISCUSSION AND ANALYSIS AND ANNUAL INFORMATION FORM

CALGARY, Alberta – March 13, 2002 – Talisman Energy Inc. filed its 2001 Financial Statements, Management's Discussion and Analysis and Annual Information Form with securities regulators on Monday, March 11, 2002.

The 2001 Financial Statements will be included in the Company's Annual Report and mailed to Talisman's shareholders on or about March 27, 2002. Shareholders entitled to receive the Financial Statements may obtain a copy in advance upon request to Talisman. Alternatively the Financial Statements are posted on the Company's website or through the website maintained by the Canadian securities regulators at www.sedar.com.

Talisman Energy Inc. is one of the largest independent Canadian oil and gas producers with operations in Canada, the North Sea, Indonesia, Malaysia, Vietnam and Sudan. Talisman is also conducting exploration in Algeria, Trinidad, Colombia and the United States. Talisman has adopted the International Code of Ethics for Canadian Business and is committed to maintaining high standards of excellence in corporate citizenship and social responsibility wherever it does business. The Company's shares are listed on The Toronto Stock Exchange in Canada and the New York Stock Exchange in the United States under the symbol TLM.

For further information, please contact:
David Mann, Manager, Investor Relations & Corporate Communications
Phone: (403) 237-1196
Fax: (403) 237-1210
E-mail: tlm@talisman-energy.com
Website: www.talisman-energy.com

-30-

09/02

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TALISMAN ENERGY INC.
[Registrant]

Date: March 13, 2002

By
Christine D. Lee
Assistant Corporate Secretary

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